Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES CLOSING OF PLAZA'S RIGHTS OFFERING

Tel Aviv, Israel, December 19, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, following its announcements dated June 23, 2014, October 14, 2014 and November 28, 2014, that  its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR, TASE: PLAZ) (“Plaza”), announced that it has successfully completed its rights offering, which forms part of its restructuring plan ("Rights Offering").

Elbit Ultrasound (Luxembourg) B.V./S.a.r.l., a wholly owned subsidiary of the Company ("EUL") has purchased 122,847,376 new ordinary shares of Plaza under the Rights Offering and the arrangements under the Undertaking (as defined in the Company's previous announcement dated June 23, 2014) for an aggregate amount of approximately Euro 8.3 million and has procured that Burlington Loan Management Limited, an affiliate of Davidson Kempner Capital Management LP, a shareholder of the Company, will purchase 163,803,197 new ordinary shares of Plaza which represent 26.3% of Plaza for an additional amount of Euro 11.05 million.

Following the Rights Offering and associated placing of shares and the issuance of new ordinary shares to Plaza's bondholders under Plaza’s restructuring plan as announced by Plaza, EUL will hold 44.9% in the issued share capital of Plaza.

Plaza announced further that it is expected that (i) the new ordinary shares of Plaza (issued to the Plaza's shareholders and bondholders as described above) in uncertificated form will be credited to stock accounts on December 23, 2014; and (ii) such new ordinary shares of Plaza will commence trading, fully paid, on the London Stock Exchange plc's main market for listed securities and on the Warsaw Stock Exchange on December 23, 2014 and on the Tel Aviv Stock Exchange shortly thereafter.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors and Acting CEO
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com